Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Institutional Presentation – 3rd quarter of 2017

Itaú Unibanco discloses to the market participants and regulators its institutional presentation, attached herein, containing results and information of the 3rd quarter of 2017, as well as prior period information and comparative information. The document will be used in meetings with the market and will also be available on the Company’s investor relations website (www.itau.com.br/investor.relations).

The information and forecasts presented involve risks, uncertainties and assumptions that may be beyond our control.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, October 30, 2017.

Alexsandro Broedel Lopes

Investor Relations Officer

3Q17 Institutional Presentation Institutional Information Itaú Unibanco Holding S.A.

3Q17 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

page 3 Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of October 30, 2017

1 Our Profile

page 6 Itaú Unibanco at a Glance Leading position in Brazil ▪ US$89.0 billion market cap (1) ▪ 96,326 employees in Brazil and abroad ▪ 4,919 branches and CSBs in Brazil and abroad ▪ 46,700 ATMs in Brazil and abroad ▪ Brazilian multinational bank ▪ Major provider of finance for the expansion of Brazilian companies ▪ Among the best talent pool in the Brazilian financial system ▪ For the 13th consecutive time Itaú Unibanco was elected by the Interbrand consultancy the most valuable brand in Brazil (R$26.6 billion in 2016) Global Footprint of Brazil’s Top Private Sector Bank as of September 30, 2017 (1) As of September 30 2017. Source: Economatica. Financial Highlights and Ratios As of and for the quarter ended September 2017 Total Assets BRL 1,466 Bln Total Loans (1) BRL 539.1 Bln Stockholders’ Equity BRL 123.6 Bln Recurring Net Income 2016(2) BRL 22.1 Bln Recurring Net Income 3Q17(3) BRL 6.3 Bln Moody´s: Ba3 Fitch: BB+ Financial Ratios Recurring ROE 2016 (4) 20.3% Recurring ROE 3Q17 (5) 21.6% Efficiency Ratio 4Q16 (6) 44.8% Efficiency Ratio 3Q17 (6) 47.3% Liquidity Coverage Ratio 201% CET with Fully Loaded Basel III Rules 15.8% Long Term Foreign Currency (Itaú Unibanco Holding) (1) Includes financial guarantees provided. (2) Represents Net Income adjusted for certain non recurring events described, please refer to Historical Series Spreadsheet. (3) Represents Net Income adjusted for certain non recurring events described in the 3Q17 MD&A – Executive Summary. (4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet. (5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 3Q17 MD&A – Executive Summary. (6) See “Efficiency Ratio” slides for criteria.

page 7 Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 8 Our Way 1. It’s only good for us if it’s good for the client We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do. 2. We’re passionate about performance Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives. 3. People mean everything to us Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance. 4. The best argument is the one that matters We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea. 5. Simple. Always We believe that simplicity is the best path to efficiency. That’s why we strive not to mistake depth for complexity, and simplicity for simplism. 6. We think and act like owners We always think like business owners, leading by example and putting collective objectives before personal ambition. 7. Ethics are non-negotiable We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices.

page 9 Main Challenges Focus on Clients We must further increase the focus on clients, aligned with international best practices not limited to the financial sector, developing products and a “service culture” always focused on client satisfaction throughout all the activities of the bank. Seeking excellence and value creation for all our stakeholders, we perceive as our main challenges: Profitability Keeping up the profitability level is what allows us to “dream great dreams” and should be the result of our efforts to exceed in all aspects of banking activity, always focused on value creation over time. Internationalization Moving forward in the internationalization process does not necessarily mean to take activities to new countries, but rather to reach, in the countries we are present in, the same management quality and results we have in Brazil. People Management We must continuously improve the existing models so that we distinguish ourselves in people management, with processes being increasingly perceived as fair and meritorious. Risk Management We must endeavor our efforts to fully comply with the Risk Appetite guidelines of the Board of Directors. Managing risks is the essence of our activity and a responsibility of all employees. Digital Transformation Speeding up our digital transformation process, continuously increasing the productivity of our IT area and spreading out a digital mindset throughout the bank is essential to maximize efficiency and to improve user experience and client’s satisfaction.

page 10 Itaú Unibanco Global Footprint Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation. We want to be recognized as: The Latin American Bank CIB NY, Cayman, Bahamas Institutional Clients / Asset NY, Cayman Private Banking Cayman, Bahamas, Miami CIB Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama Institutional Clients / Asset Brazil, Argentina, Chile, Uruguay Private Banking Brazil, Chile, Paraguay Retail Banking Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama CIB London, Lisbon, Madrid, Paris, Frankfurt Institutional Clients / Asset London Private Banking Zurich CIB / Institutional Clients / Asset Tokyo, Dubai, Hong Kong CIB / Clientes Institucionais Mexico

page 11 A History of Successful Strategic Deals 1 Foundation of Banco Itaú Casa Moreira Salles Banco del Buen Ayre BEG Alliance with: Unibanco Itaú (1) Includes mergers, acquisitions, joint-ventures and partnerships. (2) Pending Regulators approval. Acquisition of the remaining 50% of: Uruguay 1924 1944 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 Acquisition of the minority interest of: Banco Itaú BMG Consignado Retail – Brazil Acquisition of the minority interest of: 2 page 12 Acquisition of Citibank’s Retail Business in Brazil On October 26, we announced that we obtained the final regulatory authorization required for the acquisition of Citibank’s retail business (for individuals) in Brazil. This transaction includes loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank. This transaction adds to our operation: ▪ R$8.6 billion in assets ▪ R$6.2 billion credit portfolio ▪ R$4.8 billion in deposits ▪ A base of around 300,000 clients and the incorporation of commissions and fees and other revenues related to banking services, such as asset management and service account fees, among others. With the completion of this phase of the transaction, we reaffirm our commitment to the Brazilian market and the creation of long-term value for our shareholders.

2 Corporate Governance

page 14 Corporate Governance at Itaú Unibanco 28% 38% 34% Itaú Unibanco Holding S.A. 63.26% ON 16.97% PN 34.45% Total 36.74% ON 83.03% PN 65.55% Total 51.00% ON 26.28% Total 50.00% ON 33.47% Total 100,00% Total 38.66% ON 0.004% PN 19.93% Total 9.49% ON 99.60% PN 53.17% Total Non Voting Shares Free Float Foreigners in NYSE Foreigners in B3 Brazilian investors in B3 3.1 bn (number of shares) 50.00% ON 100.00% PN 66.53% Total • Family ownership ensuring a long-term view Strengths of our structure • Professional management team • Broad shareholder base (53.17% of our shares in free float) • Strong corporate governance Free Float* Egydio de Souza Aranha Family Cia. E. Johnston de Participações Moreira Salles Family Itaúsa IUPAR Free Float* Note: ON = Common Shares; PN = Non-voting Shares. (*) Excluding shares held by majority owners and treasury shares.

page 15 IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Executive Committee Implementation of Board of Directors’ guidelines and goals; Operation of the businesses and strategy for products and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. Itaú Unibanco Board of Directors Definition and monitoring of the company’s strategy; Mergers & acquisitions; Monitor the Executive Board’s performance; Nomination of executive officers (meritocracy); Budget approval; Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Alignment and union among shareholders; Group’s vision, mission and values; Significant mergers & acquisitions; Nominations to the Board of Directors and CEO; Performance evaluation and admission of family members; Discussion and approval of the long-term strategy; IUPAR (Itaú Unibanco Participações) Value creation Implementation of strategy and day-to-day management Professional management Establishment of operational parameters Family control with a strategic long-term vision page 16 Itaú Unibanco Board of Directors and Executive Committees (1) Independent Director. Board of Directors Chief Executive Officer (CEO) • Large and Medium Corporates • Asset Management • Institutional Treasury • Private Bank • Custody • Latin America • Branches • Cards • REDE • Real Estate • Insurance • Vehicles • Consortia • Payroll • Marketing • IT • Operations • Procurement • Risks • Finance • Legal and Internal Ombudsman • Human Resources • Corporate Communication • Institutional and Governmental Relations General Directors Executive Vice Presidents Directors Candido Botelho Bracher Executive Committees Wholesale Retail IT and Operations Risks and Finance Legal and Human Resources Pedro Moreira Salles Co-Chairman Co- Chairman Pedro Morerira Salles Roberto Egydio Setubal Marco Bonomi Pedro Luiz Bodin de Moraes 1 Ricardo Villela Marino Gustavo Jorge Laboissière Loyola 1 João Moreira Salles José Galló 1 Alfredo Egydio Setubal Amos Genish 1 Fábio Colletti Barbosa 1 Geraldo Carbone

page 17 Risk Management Structure Audit Committee Gustavo Loyola 1 Capital and Risk Management Committee Pedro Bodin 1 Executive Finance and Market Risk Control Office Investor Relations Office Operational Risk and Compliance Executive Office Credit Risk and Modeling Office 3rd line of defense Independent review of the activities developed by the institution. 1st line of defense Manages risks originated by these offices; its role is to: Identify Assess Control Report 2nd line of defense Ensures that risks are managed according to: Risk appetite Policies Procedures Board of Directors Pedro Moreira Salles Roberto Setubal Internal Audit Paulo Miron General Wholesale Office Eduardo Vassimon General Retail Office Marcio Schettini Legal, Institutional and Personnel Dept. Claudia Politanski Technology and Operations Department André Sapoznik Risk and Finance Control and Management Department Caio David Itaú Unibanco Holding President and CEO Candido Bracher (1) Independent Director.

page 18 Governance Structure at Itaú Unibanco Shareholder’s Meeting Board of Directors Fiscal Council Personnel Committee Related Parties Committee Nomination and Corporate Governance Committee Risk and Capital Management Committee Strategy Committee Compensation Committee International Advisory Board Audit Committee Board of Officers Disclosure and Trading Committee Internal Audit Independent Audit

page 19 Credit Risk Policies Hierarchy Board of Directors and Capital and Risk Management Committee ▪ Defines and monitors Risk Appetite; ▪ Approval of policies, strategies and definition of minimum expected return on capital; ▪ Improvement of Risk Culture. ▪ Defines a Global Policy; ▪ Approves policies having the most significant impact on EC1 ; ▪ Monitors Portfolio and Risk Appetite; ▪ Credit Strategy. ▪ Defines and approves policies having the less significant impact on EC1. (1) EC = Economic Capital. Executive Committee General Office and Risk Dept.

page 20 Risk Appetite ▪ Sustainability and customer satisfaction; ▪ Risk pricing; ▪ Operational excellence; ▪ Diversification; ▪ Risk Culture; ▪ Ethics and regulatory compliance. Principles ▪ Optimization of capital allocation; ▪ Low volatility in results; ▪ Regional focus; ▪ Alignment with “Our Way”; ▪ Diversification of businesses. Statement Dimensions ▪ Reputation; ▪ Liquidity; ▪ Capitalization; ▪ Operational Risk; ▪ Breakdown of results; ▪ Credit. Credit Metrics Concentration by countries Concentration by industry Highest credit VaR 1 Highest exposures Concentration by segments Exposure by ratings Maximum PD 2 Defined by the Board of Directors (1) VAR = Value at Risk; (2) PD = Probability of default.

page 21 Risk Appetite (as approved by the Board of Directors) “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital.” Board of Directors Statement The Risk Appetite... o Sustainability and customer satisfaction o Risk culture o Price for risk o Diversification o Operational excellence o Ethics and respect for regulation It is based on establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation. Principles of Risk Management Guided by the and monitored by 43 metrics inserted in the day-to-day of business management Capitalization • Capital ratios in normal and stress situations • Debt issuance ratings Liquidity • Short and mid-term liquidity indicators Results Composition • Largest credit risk • Largest exposures and by rating brackets • Concentration by sectors, countries and segments • Concentration of market risk Operational Risk • Operational losses events • Information technology Reputation • Suitability indicators • Media Exposure • Customer complaint tracking • Regulatory compliance Dimensions page 22 Retail Management – Individuals and Small and Medium Companies 100 100 102 98 114 94 123 89 128 88 148 88 153 88 100 100 104 101 102 95 101 89 106 90 112 99 124 94 115 91 115 91 116 92 130 93 148 88 157 81 167 79 110 91 112 102 114 97 113 92 118 96 121 77 130 91 114 86 118 87 134 79 136 74 169 72 166 67 179 65 114 82 122 99 127 85 130 77 142 115 173 73 155 65 Lowest risk Risk Level Highest Risk Fictitious figures (Basis 100 = lowest risk cell). STATISTICAL MODELS Higher risk Management tool (tightening and easing credit standards) Data adjusted to expected future macroeconomic scenario POLICY Variables that distinguishes risk Default Rate Loss/Revenue RAROC (Risk Adjusted Return on Capital) ROE (Return on Equity) 116 92 114 97

page 23 Credit Offer Based on Future Scenario Credit Not Available STATISTICAL MODELS POLICY Highest risk Lowest risk Highest risk Positive future expectation Negative future expectation Tightening of credit, maintaining the same appetite Easing of credit, maintaining the same appetite Base Scenario Credit Available Credit Not Available Credit Available Credit Not Available Risk Level Credit Available Risk Level Risk Level POLICY Credit Not Available

3 Business Overview

page 25 Universal Bank 1 (1) September 30, 2017 figures; (2) Includes Insurance, Pension Plan and Premium Bonds operations. • Approximately 28.8 million credit card accounts and 25.9 million debit card accounts; • Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers. • Total portfolio for individuals of R$13.9 billion; • Lease and finance through over 12 thousand dealers; • One of the largest players based on direct premiums; • Association with Porto Seguro for auto and residential insurance; • 3Q17 net income: R$641 million. • Small and Medium Enterprises with annual sales up to R$30 million; • 4,397 branches and client service branches and 45,502 ATMs in Brazil; • Premier banking brand in Brazil; • Strategically positioned for growth in mortgage market (partnerships with Lopes). • Full coverage of corporate clients with annual sales above R$ 200 million; • Leadership in IB products with top positions in major league tables; • Treasury operations for the conglomerate. • Purpose: to be recognized as “The Latin American Bank”; • Retail presence in Latin America: Colombia, Paraguay, Chile, Argentina, Uruguay. • Total assets under administration of approximately R$938 billion; • Leader in Private banking services in Latin America. • Corporate clients with annual sales from R$30 million to R$200 million. Itaú Unibanco Risk-based pricing model Leader in performance in Brazil Large distribution network Diverse lines of products and services Intensive use of technology page 26 Client Segmentation Individuals Segmentation by monthly income Companies Segmentation by annual sales Retail Banking Wholesale Banking Private Bank >R$5 Million in total investment Personnalité >R$10 Thousand or >R$100 Thousand in total investments Uniclass >R$4 Thousand up to R$10 Thousand Retail up to R$4 Thousand Very Small and Small Companies up to R$30 Million Middle >R$30 Million up to R$200 Million Corporate >R$200 Million up to R$400 Million Large >R$400 Million up to R$4 Billion or >R$200 Million debt* Ultra over R$4 Billion or >R$750 Million debt* *total exposure, includes financial guarantees provided and corporate securities.

Retail in Brazil

Presence in Brazil [1] (As of September 30, 2017)



North
116
Northeast
335
Midwest
314
Southeast
2,942
South
673

Brazil: 4,380
Abroad + IBBA: 539
Total: 4,919

Automated Teller Machines (ATMs) [2]



43,749 44,352 44,037 44,293 44,631 44,947 45,182 45,353 45,502
372 209 110 75 69 26 21 15 8
765 715 694 686 668 648 635 626 617
17,912 18,550 18,504 18,935 19,456 19,868 20,516 20,809 20,937
24,700 24,878 24,729 24,597 24,438 24,405 24,010 23,903 23,940
Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
Branches[3]
Banco 24Horas
ESB [4]
Third Party Locations[5]

Branches and Client Service Branches (CSB) [6,7]



4,767 4,739 4,676 4,616 4,574 4,554 4,454 4,413 4,397
74 94 108 115 130 135 144 154 156
3,871 3,821 3,755 3,707 3,664 3,653 3,553 3,523 3,523
822 824 813 794 780 766 757 736 718
Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports; (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 27
Itaú

page 28 Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights JVs and Partnerships • Focus on credit card instruments • Long term agreements • Alignment of incentives • Brazilian market leader in credit card transactions • Qualification of the client base: proprietary channel x partnerships • Credit card business comprises: • Issuance of cards • Acquiring: REDE • JVs and partnership with retailers • Own brand: Hiper • Approximately 54.6 million card accounts (3Q17) • 28.8 million credit card accounts • 25.9 million debit card accounts • R$ 97.5 billion in card transactions (3Q17) • R$ 71.8 billion in credit card transactions • R$ 25.7 billion in debit card transactions • High growth potential in credit card usage in Brazil Highlights

page 29 Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute). Only the purchase volume is considered in the cards billing. 18.0% 17.6% 18.3% 17.4% 17.9% 17.4% 18.3% 17.2% 17.6% 10.1% 10.6% 11.6% 11.0% 10.9% 10.7% 11.9% 11.1% 11.2% 28.1% 28.2% 29.9% 28.4% 28.8% 28.0% 30.3% 28.4% 28.8% 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2T17 Credit Card Debit Card

page 30 45.7 45.4 46.7 46.5 45.6 44.6 44.9 44.8 44.6 35.4% 35.6% 35.4% 36.2% 37.0% 37.7% 38.0% 38.7% 39.5% 64.6% 64.4% 64.6% 63.8% 63.0% 62.3% 62.0% 61.3% 60.5% Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Branches Itaú Consignado S.A. 28.4 28.8 30.9 31.4 31.2 31.0 31.7 32.2 32.6 12.0 11.6 11.0 10.4 9.8 9.2 8.8 8.2 7.6 5.3 5.0 4.8 4.7 4.6 4.4 4.3 4.3 4.4 45.7 45.4 46.7 46.5 45.6 44.6 44.9 44.8 44.6 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 INSS Public Sector Private Sector 10% 17% 73% Private Sector Public Sector INSS 46.6% 55.9% 59.9% 60.2% 62.0% 62.5% 63.5% 64.1% 53.4% 44.1% 40.1% 39.8% 38.0% 37.5% 36.5% 35.9% Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Payroll Other - Personal Loan R$ billion Retail - Payroll Loan in Brazil Composition of Payroll Loans Portfolio by Origination Composition of Personal Loans Portfolio Evolution of Payroll Loan Portfolio Composition of Payroll Loans Portfolio by Sector R$ billion -2.3% -0.5%

page 31 77.7% 80.0% 81.1% 22.3% 20.0% 18.9% 48,053 47,797 47,241 Sep-16 Jun-17 Sep-17 Individuals Companies 55.1% 54.5% 54.8% 41.9% 40.9% 40.8% Sep-16 Jun-17 Sep-17 Vintage (quarterly average) Portfolio Real Estate Brokers 30% High Income Branches 28% Developers 19% Regular Branches 14% Partnerships 9% Distribution Channels for Individuals Balance Retail -Mortgage Market in Brazil Mortgage Loans Evolution R$ million As of September 2017 Collaterals (LTV) Average Ticket and Average Origination Term (Loan to value ratio) (1) Average Operation Period for new developers contracts. (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP. As of September 2017 -1.7% 3Q17 Average operation period¹ 315 months Average value of the Property² R$541 Thousand Financing Average Ticket R$299 Thousand

Retail - Vehicle Financing in Brazil

Highlights:

- Offers finance through over 12 thousand dealers.
- Average ticket size of approximately R$29.5 thousand.
- 84% of the financing is guaranteed up to 4 years.
- 90% of the financing are made up to 48 months.
- LTV of the new vehicle concessions to individuals of 55.2% in the Third Quarter 2017.

Principais produtos e serviços:

- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **Customer Risk Based Pricing:** interest rates established by the customer risk profile, allowing the practice of lower interest rates and improvement of the credit portfolio;
- **Troca Certa:** an innovative solution to finance a 0 km vehicles, with lower installment than the traditional and with the repurchase guaranteed by the dealer by the end of the contract as an option for the customer;
- **Financing of Accessories and Services:** special credit line for financing of accessories and services, already embedded in the vehicles installment;
- **iCarros:** the portal, which become 100% of Itaú Unibanco, present in all stages of the vehicles purchase. The average website visits is of 16 million accesses per month, more than 60% by app or mobile device browsers.



Individuals Portfolio
R$ million
-1.5%
14,102
13,887
2Q17
3Q17



Individuals and Corporate Loans Granted
R$ million
7.2%
6,791
7,278
9M16
9M17



90-day NPL Ratio | Individuals - Vehicles
Base 100 = dec-12
100
109
68
54
49
47
48
46
2012
2013
2014
2015
2016
1Q17
2Q17
3Q17

Itaú Unibanco Holding S.A.
page 32

Retail - Insurance Ranking in Brazil [1,2]

	jan-aug/17	jan-aug/16	Model
Total Insurance [3]	**4th**	**4th**	
Bancassurance [4]	**4th**	**3rd**	
Life & Personal Accidents	3rd	3rd	*Bancassurance*
Credit Insurance	5th	5th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	2nd	2nd	*Bancassurance*
Porto Seguro	**2nd**	**2nd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**4th**	**4th**	
Large Risks [7]		**we do not offer this product.**	
Health Insurance		**we do not offer this product.**	

(1) Source SUSEP, date: Aug-17, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Insurance core activities and other activities; (4) Insurance core activities include: Personal Insurance (Life, Personal Accidents, Credit Insurance, Educational, Travel, Unemployment, Funeral Allowance, Serious Diseases and Random Events), Housing, Multiple Peril and Domestic Credit – Individuals; (5) Considers only Porto Seguro numbers; 6 other activities include: Extended Warranty,Large Risks, DPVAT and IRB; 7The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 33

page 34 Retail - Association with Porto Seguro • Unification of residential and automobile insurance operations; • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s customers in Brazil and Uruguay; • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors members of PSSA. Association’s Structure Controlling stockholders of Porto Seguro Itaú Unibanco PSIUPAR Market Porto Seguro S.A. (PSSA) Subsidiaries Porto Seguro S.A. Itaú Seguros de Auto e Residência S.A (ISAR) 57.07% 42.93% 69.88% 30.12% 99.99% 100.0% Highlights

page 35 Very Small, Small and Middle Market in Brazil SMEs Loan Portfolio 1 R$ million Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others. Very Small and Small Market • Clients with annual revenues up to R$30 million. Middle Market • This sub-segment serves approximately 26 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million. • Focus on high-rating clients, and 78% of loans are granted to clients rated B2 or better. (1) Includes financial guarantees provided. 79,649 75,433 72,002 68,974 61,547 59,957 59,778 59,054 2012 2013 2014 2015 2016 1Q17 2Q17 3Q17 Highlights

page 36 Wholesale - Corporate Companies in Brazil Corporate Loans 1 • Corporate clients with sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. Highlights 163,437 194,472 213,815 219,418 181,541 176,613 175,446 164,598 2012 2013 2014 2015 2016 1Q17 2Q17 3Q17 (1) Includes financial guarantees provided. R$ million

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

Itaú BBA

Corporate Banking
Annual revenues up to **R$30 MM**

Itaú
Itaú Empresas

Investment Banking
Leadership position and client recognition

Itaú BBA
Itaú

LatAm
Presence in all banking segments in **Latin America**

Itaú
Itaú Private Bank
Itaú Asset Management

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
We took part in local operations with debentures, promissory notes and securitization, which totaled R$13,0 billion up to Aug/17.

Mergers and Acquisitions
Until September 2017, our Merger and Acquisition operation provided financial advisory in 27 transactions in South America, totaling, US$8,701 million, reaching the leadership position in the Dealogic ranking.

Project Finance
In September 2017, we served as advisor and/or creditor of approximately R$1.5 billion in financing to 12 different infrastructure projects in different sectors.

Ranking

	Sep-17	2016	2015
M&A[1]	1st	1st	1st
Local ECM[2]	2nd	1st	1st
Local DCM[3]	1st	2nd	2nd
International DCM[4]	6th	10th	4th
Derivatives Total[5]	1st	1st	1st

(1) Source: Dealogic; (2) Source: Dealogic; (3) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Aug-17; (4) Source: Dealogic;. (5) Source: Cetip.

Itaú Unibanco Holding S.A.
page 37
Itaú

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking



R$ billion
667
683
721
752
802
801
849
883
922
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17

Securities Services

Local Custody and Fiduciary Administration: we ended September with R$1,149 billion under custody (+7% from the same period of 2016).

International Custody: we ended September with R$184 billion under custody (+8% from the volume under custody in the same period of 2016).

Corporate Solutions: We are leaders in the bookkeeping of shares, providing services to 209 companies listed on B3, representing 60.9% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 405 (43.6%) issues.

Asset Management

Asset Management

In September 2017, we reached R$ 593.0[1] billion in assets under management, accounting for 14.7% of the market.

Kinea

It is an independent platform of management of differentiated investments. With R$ 26 billion in assets in September 2017, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Private Banking

With a full global wealth management platform, leadership position in Brazil

We were recently recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Private Bank - Latin America (2017)

Euromoney

- Best Private Banking Services Overall in Brazil (2017)
- Latin America's Best Bank for Wealth Management (2017)

Global Finance

- Best Private Bank in Emerging Markets for 2017
- Best Private Bank in Brazil for 2017

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2017. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 38

page 39 Employees: 1,682 Branches + CSBs: 87 ATMs: 178 Argentina Employees: 5,972 Branches + CSBs: 196 ATMs: 472 Chile Employees: 82,401 Branches + CSBs: 4,397 ATMs: 45,502 Brazil Colombia1 Employees: 3,694 Branches + CSBs: 175 ATMs: 176 Employees: 1,120 Branches + CSBs: 25 Points of Service OCA: 35 ATMs: 61 Uruguay Retail Footprint in Latin America | September 2017 CIB Retail and Wholesale Mexico | CIB Employees: 9 (1) Considers employees and branches from Panama. Employees: 814 Branches + CSBs: 39 ATMs: 311 Non-Bank Correspondents : 52 Paraguay Peru Representative Office Panama

page 40 Segments – Income Statement Pro Forma 3Q17 Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses. Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures. In R$ millions Retail Banking Wholesale Banking Activities with the Market + Corporation Itaú Unibanco Operating Revenues 17,187 7,065 2,730 26,981 Managerial Financial Margin 9,418 4,635 2,716 16,769 Financial Margin with Clients 9,418 4,635 1,357 1 5,410 Financial Margin with the Market - 1,359 1,359 Commissions and Fees 6,048 2,293 17 8,358 Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,720 1 37 (3) 1,853 Cost of Credit (2,754) (1,236) (0) (3,990) Provision for Loan Losses (3,236) (1,046) (0) (4,282) Impairment - (262) - (262) Discounts Granted (184) (39) - (223) Recovery of Loans Written Off as Losses 666 111 - 777 Retained Claims (309) (11) - (320) Operating Margin 14,123 5,818 2,730 22,672 Other Operating Income/(Expenses) (9,437) (3,538) (530) (13,505) Non-interest Expenses (8,320) (3,214) (283) (11,818) Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,075) (321) (244) (1,640) Insurance Selling Expenses (42) (2) (2) (47) Income before Tax and Minority Interests 4,686 2,281 2,200 9,167 Income Tax and Social Contribution (1,801) (741) (426) (2,969) Minority Interests in Subsidiaries (30) 91 (6) 56 Recurring Net Income 2,855 1,631 1,768 6,254 Recurring Return on Average Allocated Capital 34.4% 12.8% 22.4% 21.6% Efficiency Ratio (ER) 52.8% 47.8% 11.4% 47.3% Risk-Adjusted Efficiency Ratio (RAER) 70.3% 66.1% 11.4% 63.3%

4 Financial Highlights

page 42 Profitability | Sustainable Performance 57% Stockholders’ Equity (R$ billion) Sep-12 79.0 Dividends & Interest on Own Capital1 net of taxes (R$ billion) Recurring Net Income (R$ billion) Sep-17 123.6 9M12 2.0 9M17 11.4 163% Value Creation (R$ billion) 9M12 2.4 9M17 6.2 484% Recurring ROE (%) 9M12 10.5 9M17 18.6 9M12 19.4 9M17 21.7 76% 230 bps 1 Paid, provisioned or reserved in Stockholders’ Equity in the period.

page 43 Highlights Recurring Net Income Recurring ROE (p.a.) Credit Quality (Sep-17) Commissions and Fees and Result from Insurance1: Financial Margin with Clients: + 10 bps (3Q17/2Q17) + 170 bps (9M17/9M16) R$6.3 bn R$18.6 bn 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. 2 CET I full with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP Investimentos and before the use of tax credits. Note: Results from Brazil consider units abroad ex-Latin America. + 0.8% (3Q17/2Q17) + 15.0% (9M17/9M16) R$6.0 bn R$17.9 bn 21.6% 21.7% 22.6% 23.0% - 10 bps (3Q17/2Q17) + 220 bps (9M17/9M16) Consolidated Brazil Consolidated Brazil + 1.4% (3Q17/2Q17) +13.9% (9M17/9M16) NPL 90 3.2% NPL 90 3.8% 0.0 bps (Sep-17 / Jun-17) - 70 bps (Sep-17 / Sep-16) - 10 bps (Sep-17 / Jun-17) - 100 bps (Sep-17 / Sep-16) Consolidated Brazil Credit Portfolio (Financial Guarantees Provided and Corporate Securities): Cost of Credit: Non-interest Expenses: 3Q17/2Q17 - 2.2% - 3.2% - 10.8% - 28.1% + 3.7% + 4.1% + 2.3% - 0.9% - 2.1% - 4.9% 9M17/9M16 Financial Margin with the Market: - 16.2% - 3.1% Estimated BIS III (Common Equity Tier I) – Full Implementation of BIS III 2: Sep-17 Sep-16 14.6% 13.6%

page 44 Recurring ROE Consolidated ROE / ROA (1) Includes units abroad ex-Latin America. Brazil 1 24.1% 22.1% 19.6% 20.6% 19.9% 20.7% 22.0% 21.5% 21.6% 1.8% 1.6% 1.4% 1.6% 1.6% 1.6% 1.7% 1.7% 1.7% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly) 24.2% 22.8% 20.7% 21.1% 20.8% 21.7% 23.5% 22.7% 22.6% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Annualized Recurring Return on Average Equity (quarterly) – Brazil page 45 Non-Recurring Events In R$ millions 3Q17 2Q17 3Q16 9M17 9M16 Recurring Net Income 6,254 6,169 5,595 18,599 16,332 Non-Recurring Events (177) (155) (200) (455) (308) IRB 155 - - 155 - ∟ Disposal of IRB shares Goodwill Amortization (125) (123) (120) (373) (309) ∟ Effect from the amortization goodwill generated by acquisitions made by the Conglomerate Contingencies Provision (61) (22) (80) (101) (136) ∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's Impairment (137) (7) - (145) (9) ∟ Adjustment to reflect the realization value of certain assets, mainly related to technology Program for Settlement or Installment Payment of Taxes - - - - 12 ∟ Effects of our adherence to the Program for the Settlement or Installment Payment of Municipal Taxes Other (9) (2) - 9 133 Net Income 6,077 6,014 5,394 18,143 16,024 CorpBanca’s Pro Forma Consolidation Effects - - - - (72) Net Income as Reported 6,077 6,014 5,394 18,143 16,097 Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Income Statement | Operating Revenues Perspective

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Operating Revenues	**26,981**	**27,205**	**-0.8%**	**27,950**	**-3.5%**	**81,453**	**82,519**	**-1.3%**
Managerial Financial Margin	16,769	17,385	-3.5%	18,059	-7.1%	51,569	53,266	-3.2%
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,853	1,783	3.9%	2,067	-10.3%	5,644	6,282	-10.2%
Cost of Credit	**(3,990)**	**(4,474)**	**-10.8%**	**(5,582)**	**-28.5%**	**(13,745)**	**(19,128)**	**-28.1%**
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Retained Claims	**(320)**	**(261)**	**22.8%**	**(375)**	**-14.6%**	**(902)**	**(1,121)**	**-19.6%**
Operating Margin	**22,672**	**22,471**	**0.9%**	**21,993**	**3.1%**	**66,806**	**62,270**	**7.3%**
Other Operating Income/(Expenses)	**(13,505)**	**(13,218)**	**2.2%**	**(14,159)**	**-4.6%**	**(39,417)**	**(39,872)**	**-1.1%**
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Insurance Selling Expenses	(47)	(61)	-24.3%	(136)	-65.9%	(197)	(494)	-60.1%
Income before Tax and Minority Interests	**9,167**	**9,253**	**-0.9%**	**7,834**	**17.0%**	**27,389**	**22,399**	**22.3%**
Income Tax and Social Contribution	**(2,969)**	**(2,892)**	**2.6%**	**(2,191)**	**35.5%**	**(8,628)**	**(5,829)**	**48.0%**
Minority Interests in Subsidiaries	**56**	**(191)**	**-129.1%**	**(49)**	**-214.1%**	**(163)**	**(238)**	**-31.5%**
Recurring Net Income	**6,254**	**6,169**	**1.4%**	**5,595**	**11.8%**	**18,599**	**16,332**	**13.9%**

Itaú Unibanco Holding S.A.

page 46

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Managerial Financial Margin	**16,769**	**17,385**	**-3.5%**	**18,059**	**-7.1%**	**51,569**	**53,266**	**-3.2%**
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Cost of Credit	**(3,990)**	**(4,474)**	**-10.8%**	**(5,582)**	**-28.5%**	**(13,745)**	**(19,128)**	**-28.1%**
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Net Result from Financial Operations	**12,780**	**12,911**	**-1.0%**	**12,476**	**2.4%**	**37,824**	**34,138**	**10.8%**
Other Operating Income/(Expenses)	**(3,613)**	**(3,658)**	**-1.2%**	**(4,642)**	**-22.2%**	**(10,435)**	**(11,740)**	**-11.1%**
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium	1,487	1,461	1.8%	1,555	-4.4%	4,545	4,667	-2.6%
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Income before Tax and Minority Interests	**9,167**	**9,253**	**-0.9%**	**7,834**	**17.0%**	**27,389**	**22,399**	**22.3%**
Income Tax and Social Contribution	**(2,969)**	**(2,892)**	**2.6%**	**(2,191)**	**35.5%**	**(8,628)**	**(5,829)**	**48.0%**
Minority Interests in Subsidiaries	**56**	**(191)**	**-129.1%**	**(49)**	**-214.1%**	**(163)**	**(238)**	**-31.5%**
Recurring Net Income	**6,254**	**6,169**	**1.4%**	**5,595**	**11.8%**	**18,599**	**16,332**	**13.9%**

Itaú Unibanco Holding S.A.

page 47

Results – Brazil and Latin America

In R$ billions	9M17 Consolidated	9M17 Brazil [1]	9M17 Latin America (ex-Brazil) [2]	9M16 Consolidated	9M16 Brazil [1]	9M16 Latin America (ex-Brazil) [2]	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil) [2]
Operating Revenues	**81.5**	**74.8**	**6.6**	**82.5**	**75.4**	**7.1**	**-1.3%**	**-0.8%**	**-6.7%**
Managerial Financial Margin	51.6	46.9	4.7	53.3	48.2	5.1	-3.2%	-2.6%	-8.6%
Financial Margin with Clients	46.7	42.8	3.9	48.3	43.9	4.4	-3.2%	-2.5%	-10.6%
Financial Margin with the Market	4.8	4.1	0.7	5.0	4.3	0.7	-3.1%	-4.2%	3.5%
Commissions and Fees	24.2	22.4	1.9	23.0	21.1	1.9	5.5%	6.2%	-1.7%
Result from Insurance [3]	5.6	5.5	0.1	6.3	6.2	0.1	-10.2%	-10.3%	-2.5%
Cost of Credit	**(13.7)**	**(12.3)**	**(1.5)**	**(19.1)**	**(17.7)**	**(1.5)**	**-28.1%**	**-30.4%**	**-0.6%**
Provision for Loan Losses	(14.6)	(13.1)	(1.5)	(20.3)	(18.7)	(1.6)	-28.1%	-30.2%	-2.3%
Impairment	(0.8)	(0.8)	-	(0.6)	(0.6)	-	29.4%	29.4%	-
Discounts Granted	(0.8)	(0.7)	(0.0)	(0.9)	(0.9)	(0.0)	-17.4%	-20.7%	303.6%
Recovery of Loans Written Off as Losses	2.5	2.3	0.1	2.8	2.6	0.1	-11.0%	-11.5%	0.6%
Retained Claims	**(0.9)**	**(0.9)**	**(0.0)**	**(1.1)**	**(1.1)**	**(0.0)**	**-19.6%**	**-20.3%**	**9.4%**
Operating Margin	**66.8**	**61.7**	**5.2**	**62.3**	**56.6**	**5.6**	**7.3%**	**8.8%**	**-8.3%**
Other Operating Expenses	**(39.4)**	**(35.0)**	**(4.4)**	**(39.9)**	**(35.2)**	**(4.7)**	**-1.1%**	**-0.4%**	**-6.8%**
Non-interest Expenses	(34.4)	(30.1)	(4.3)	(34.7)	(30.1)	(4.6)	-0.9%	0.0%	-7.1%
Tax Expenses and Other [4]	(5.0)	(4.9)	(0.1)	(5.2)	(5.1)	(0.1)	-2.4%	-2.6%	6.2%
Income before Tax and Minority Interests	**27.4**	**26.6**	**0.8**	**22.4**	**21.5**	**0.9**	**22.3%**	**23.9%**	**-16.2%**
Income Tax and Social Contribution	**(8.6)**	**(8.6)**	**(0.1)**	**(5.8)**	**(5.7)**	**(0.1)**	**48.0%**	**50.2%**	**-43.1%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.1)**	**(0.0)**	**(0.2)**	**(0.2)**	**(0.0)**	**-31.5%**	**-26.7%**	**-51.2%**
Recurring Net Income	18.6	17.9	0.7	16.3	15.6	0.7	13.9%	15.0%	-9.1%
ROE (%)	21.7	23.0	8.9	20.0	20.8	11.1	170 bps	220 bps	-210 bps

(1) Includes units abroad ex-Latin America.
(2) Latin America information is presented in nominal currency.
(3) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(4) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

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Business Model

In R$ billions

	9M17					9M16					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	**81.5**	**42.1**	**1.4**	**35.9**	**2.1**	**82.5**	**44.0**	**1.9**	**35.0**	**1.7**	**(1.1)**	**(1.9)**	**(0.5)**	**0.9**	**0.4**
Managerial Financial Margin	51.6	34.4	1.3	13.7	2.1	53.3	36.7	1.9	13.0	1.7	(1.7)	(2.3)	(0.5)	0.6	0.4
Commissions and Fees	24.2	7.6	0.0	16.6	-	23.0	7.3	0.0	15.7	-	1.3	0.3	0.0	0.9	-
Result from Insurance [1]	5.6	-	-	5.6	-	6.3	-	-	6.3	-	(0.6)	-	-	(0.6)	-
Cost of Credit	**(13.7)**	**(13.7)**	-	-	-	**(19.1)**	**(19.1)**	-	-	-	**5.4**	**5.4**	-	-	-
Retained Claims	**(0.9)**	-	-	**(0.9)**	-	**(1.1)**	-	-	**(1.1)**	-	**0.2**	-	-	**0.2**	-
Non-interest Expenses and Other Expenses [2]	**(39.6)**	**(19.1)**	**(0.4)**	**(20.0)**	**(0.1)**	**(40.1)**	**(19.4)**	**(0.2)**	**(20.4)**	**(0.1)**	**0.5**	**0.2**	**(0.1)**	**0.5**	**(0.0)**
Recurring Net Income	**18.6**	**6.3**	**0.6**	**9.9**	**1.8**	**16.3**	**4.2**	**0.9**	**9.8**	**1.4**	**2.3**	**2.1**	**(0.3)**	**0.1**	**0.5**
Average Regulatory Capital	**118.2**	**59.6**	**2.3**	**27.7**	**28.6**	**109.9**	**56.2**	**3.4**	**32.7**	**17.7**	**8.3**	**3.4**	**(1.1)**	**(5.0)**	**11.0**
Value Creation [3]	**6.2**	**0.0**	**0.4**	**7.1**	**(1.2)**	**3.0**	**(2.6)**	**0.5**	**5.9**	**(0.8)**	**3.2**	**2.6**	**(0.1)**	**1.1**	**(0.4)**
Recurring ROE	**21.7%**	**14.1%**	**35.1%**	**47.7%**	**8.4%**	**20.0%**	**10.0%**	**35.5%**	**40.2%**	**10.3%**	**170 bps**	**400 bps**	**-30 bps**	**750 bps**	**-180 bps**

(1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.
(3) The consolidated cost of equity, for each period, was used to calculate the value creation of the consolidated and of the parties.

Itaú Unibanco Holding S.A.

page 49

page 50 In R$ billions, end of period 3Q17 2Q17 3Q16 Individuals 179.9 179.4 0.3% 182.5 -1.4% Credit Card Loans 57.2 56.4 1.4% 55.7 2.6% Personal Loans 26.0 25.9 0.3% 27.9 -6.9% Payroll Loans ¹ 44.6 44.8 -0.5% 45.6 -2.3% Vehicle Loans 13.9 14.1 -1.5% 15.9 -12.7% Mortgage Loans 38.3 38.3 0.1% 37.3 2.5% Companies 223.7 235.2 -4.9% 244.2 -8.4% Corporate Loans 164.6 175.4 -6.2% 183.4 -10.3% Very Small, Small and Middle Market Loans ² 59.1 59.8 -1.2% 60.8 -2.8% Latin America ³ 135.5 137.7 -1.6% 141.0 -3.9% Total with Financial Guarantees Provided 539.1 552.3 -2.4% 567.7 -5.0% Corporate Securities [4] 36.1 35.0 3.2% 37.3 -3.3% Total with Financial Guarantees Provided and Corporate Securities 575.2 587.3 -2.1% 605.1 -4.9% Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [5] 575.2 583.0 -1.3% 601.8 -4.4% Credit Portfolio with Financial Guarantees Provided and Corporate Securities (1) Includes operations originated by the institution and acquired operations; (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (4) Includes Debentures, CRI and Commercial Paper. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. In R$ billions, end of period 3Q17 2Q17 Individuals 45.8 45.7 0.1% Credit Card Loans 4.5 4.7 -4.2% Personal Loans 19.7 19.7 0.1% Mortgage Loans 21.6 21.4 1.0% Companies 89.8 92.0 -2.4% Total with Financial Guarantees Provided 135.5 137.7 -1.6% In R$ billions, end of period 3Q17 2Q17 3Q16 Argentina 7 0 6.7 7.0 Chile 89.4 9 0.4 91.1 Colombia 25.8 2 6.5 29.0 Paraguay 5.7 6.0 5.9 Panama 0.8 0.9 1.2 Uruguay 6.7 7.2 6.8 Total with Financial Guarantees Provided 135.5 137.7 141.0 Latin America Breakdown Consolidated

page 51 Credit Portfolio by Currency 241.9 234.3 216.0 194.9 193.8 183.3 176.5 184.9 180.7 399.9 400.9 384.7 378.1 374.0 378.7 373.9 367.4 358.4 641.8 635.2 600.7 573.0 567.7 562.0 550.3 552.3 539.1 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Foreign Currency Local Currency R$ billion

Credit Portfolio by Product

In R$ billions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Individuals - Brazil [1]	**179.0**	**179.1**	**0.0%**	**182.3**	**-1.8%**
Credit Card	57.2	56.4	1.4%	55.7	2.6%
Personal Loans	25.0	25.4	-1.6%	27.4	-8.9%
Payroll Loans [2]	44.6	44.8	-0.5%	45.6	-2.3%
Vehicles	13.9	14.1	-1.5%	15.9	-12.7%
Mortgage Loans	38.3	38.3	0.1%	37.3	2.5%
Rural Loans	0.1	0.2	-17.4%	0.2	-42.1%
Companies - Brazil [1]	**162.1**	**171.6**	**-5.6%**	**180.1**	**-10.0%**
Working Capital [3]	76.6	90.2	-15.1%	91.7	-16.5%
BNDES/Onlending	26.6	28.8	-7.6%	35.5	-25.1%
Export / Import Financing	39.4	30.2	30.6%	29.4	34.1%
Vehicles	2.3	2.3	-2.6%	3.3	-31.2%
Mortgage Loans	8.9	9.5	-6.3%	10.7	-16.5%
Rural Loans	8.3	10.6	-21.8%	9.5	-12.6%
Latin America [4]	**126.7**	**129.2**	**-1.9%**	**132.9**	**-4.7%**
Total without Financial Guarantees Provided	**467.8**	**479.9**	**-2.5%**	**495.3**	**-5.6%**
Financial Guarantees Provided	71.3	72.5	-1.7%	72.4	-1.6%
Total with Financial Guarantees Provided	**539.1**	**552.3**	**-2.4%**	**567.7**	**-5.0%**
Corporate Securities [5]	36.1	35.0	3.2%	37.3	-3.3%
Total Risk	**575.2**	**587.3**	**-2.1%**	**605.1**	**-4.9%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 52

page 53 350 383 409 362 341 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 73 69 68 58 57 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 121 136 155 122 106 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 23 28 33 37 38 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 27 28 30 27 25 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 43 54 55 56 57 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 21 36 46 46 45 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 43 31 22 16 14 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 Credit Portfolio Growth in Brazil 1 (in R$ Billions) Nominal GDP (Sep-13 to Sep-17): 24.9% Accumulated Inflation (IPCA) (Sep-13 to Sep-17): 30.5% Accumulated Interbank Rate: (Sep-13 to Sep-17): 59.3% (1) Loan Portfolio without financial guarantees provided. Considers the acquisition of the “Credicard” portfolio of approx. R$ 7bi which was included in Dec-13. Credit Card Loans Personal Loans Payroll Loans Vehicle Loans Mortgage Loans Corporate Loans Very Small, Small and Middle Market Loans Total Brazil 32.7% 3.9% -6.5% -15.9% 116.6% -2.4% -67.5% -35.8% 14.3% -32.0% -16.6% -16.5% 70.1% -12.4% -23.0% -2.5%

Credit Portfolio Breakdown

Companies Credit Portfolio by Business Sector [1]

In R$ billions, end of period	3Q17	2Q17	Δ
Public Sector	**3.9**	**3.4**	**12.5%**
Private Sector | Companies	**305.5**	**319.6**	**-4.4%**
Real Estate	21.6	23.0	-5.9%
Vehicles and auto parts	17.2	18.4	-6.6%
Food and beverage	16.4	17.4	-5.7%
Energy and water treatment	15.9	15.0	6.0%
Agribusiness and fertilizers	15.7	16.5	-4.9%
Transportation	13.6	14.3	-4.6%
Banks and other financial institutions	11.6	12.8	-9.5%
Infrastructure work	10.7	11.0	-2.5%
Mining	9.5	9.4	1.6%
Steel and metallurgy	9.3	9.6	-2.9%
Telecommunications	9.0	9.2	-1.6%
Petrochemical and chemical	8.8	10.2	-13.9%
Sugar and Alcohol	8.0	8.8	-9.4%
Pharmaceutical and cosmetics	7.1	6.7	5.7%
Capital Assets	6.7	6.8	-2.3%
Electronic and IT	6.1	6.6	-8.3%
Construction Material	6.0	6.2	-3.4%
Oil and gas	5.6	5.8	-3.0%
Clothing and footwear	4.9	4.7	3.2%
Services - Other	36.0	37.2	-3.3%
Commerce - Other	15.8	16.7	-5.6%
Industry - Other	7.3	7.7	-4.4%
Other	42.7	45.6	-6.4%
Total	**309.3**	**323.0**	**-4.2%**

Credit Concentration [2]

Sep-17

R$ million

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	4,671	0.90	6,760	1.10
10 largest debtors	28,460	5.30	39,508	6.40
20 largest debtors	44,739	8.30	64,688	10.50
50 largest debtors	72,179	13.40	104,680	17.00
100 largest debtors	97,438	18.10	138,601	22.50

(2) Includes financial guarantees provided.



36%
18%
12%
11%
10%
8%
4%
1%
Other
Real Estate and Construction
Vehicles and Transportation
Banks and other financial institutions
Industry and Extractivism
Consumer Goods
Agriculture and Related
Public Sector

(1) Includes financial guarantees provided. Industry and Extractivism = Mining + Steel and Metallurgy + Capital Assets + Petrochemical and Chemical + Energy and sewage + Oil and gas. Consumer Goods = Food and beverage + Clothing and footwear + Pharmaceuticals and cosmetics + Electronic and IT. Vehicles and Transportation = Transportation + Vehicles and autoparts. Real Estate and Construction = Real estate agents + Construction material + Infrastructure work. Agriculture and Related = Agribusiness and fertilizers + Sugar and alcohol. Other = Services – Other + Commerce – Other + Industry – Other + Other + Telecommunications.

Itaú Unibanco Holding S.A. page 54

page 55 Credit Portfolio Analysis Profile of credit portfolio by origination period: ▪ Older vintages with higher spreads are losing relevance compared to the most recent ones. ▪ 52.6%of total origination was created in the past 12 months. R$ billion 28.5% 29.9% 29.0% 9.4% 9.0% 10.5% 6.0% 7.4% 7.0% 7.1% 6.3% 6.1% 5.6% 4.3% 4.8% 43.4% 43.1% 42.6% 495 480 468 3Q16 2Q17 3Q17 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5

page 56 27.7% 31.6% 30.5% 30.2% 29.7% 29.9% 30.6% 31.2% 32.0% 17.2% 16.6% 15.8% 15.7% 16.0% 15.6% 15.1% 14.3% 14.0% 27.5% 22.1% 17.6% 14.1% 11.7% 9.9% 8.7% 8.2% 7.8% 14.5% 15.0% 15.5% 16.2% 18.0% 19.2% 20.5% 21.3% 21.4% 13.2% 14.7% 20.5% 23.9% 24.6% 25.4% 25.1% 24.9% 24.9% Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Credit Card Personal Loans Vehicles Mortgage Loans Payroll Loans 37.9% 35.2% 33.6% 31.3% 30.4% 31.7% 32.3% 33.3% 34.9% 62.1% 64.8% 66.4% 68.7% 69.6% 68.3% 67.7% 66.7% 65.1% Sep-13 Mar-14 Sep-14 Mar-15 Sep-15 Mar-16 Sep-16 Mar-17 Sep-17 Very Small, Small and Middle Market Corporate Evolution of the Credit Portfolio Mix Corporate and Individuals1 | Brazil (1) Excluding financial guarantees provided. Individuals Companies

Managerial Financial Margin With Clients[1]

In R$ millions, end of period	3Q17 Average Balance	3Q17 Financial Margin	3Q17 Average Rate (p.a.)	2Q17 Average Balance	2Q17 Financial Margin	2Q17 Average Rate (p.a.)
Financial Margin with Clients	**624,503**	**15,410**	**10.1%**	**633,124**	**15,762**	**10.3%**
Spread-Sensitive Operations	526,027	13,168	10.3%	542,107	13,613	10.4%
Working Capital and Other	98,476	2,242	9.3%	91,017	2,149	9.8%
Cost of Credit		**(3,990)**			**(4,474)**	
Risk-Adjusted Financial Margin with Clients	**624,503**	**11,421**	**7.4%**	**633,124**	**11,288**	**7.3%**

Financial Margin with Clients Breakdown
(Quarter)



R$ million
15,762
39
127
69
43
140
147
168
15,410
BRAZIL
2Q17
Mix of products, clients and spreads
Liabilities' Margin
Average Asset Portfolio[2]
Working Capital and other
Structured operations from the wholesale segment in 2Q17
Higher Number of calendar days
Latin America Financial Margin with Clients[3]
3Q17

(1) For comparison purposes, Itaú Unibanco Holding managerial figures include adjustments for non-recurring effects, tax effect of hedge of investments abroad and sovereign bonds; (2) Considers credit and private securities portfolio net of overdue balance over 60 days; (3) Latin America Managerial Financial Margin with clients variance does not consider calendar days impact. This impact was considered in its specific column.

Itaú Unibanco Holding S.A.

page 57

page 58 Financial Margin with Clients | Annualized Average Rate 11.0% 11.1% 11.1% 11.6% 7.4% 7.5% 6.1% 6.7% 10.1% 10.3% 10.5% 10.8% 10.3% 10.3% 10.1% 5.4% 6.1% 6.8% 6.6% 6.7% 7.3% 7.4% 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 12.7% 10.9% 9.2% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca CDI (annualized quarterly rate)

page 59 Sep-17 20.8 12.0 3.0 12.2 5.3 10.1 9.5 27.113.0 Loan Portfolio Mix Change 1 (%) (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans Brazil 2 Consolidated Itaú Unibanco’s share in Latin America businesses R$ billion 32.3 33.5 35.4 30.9 28.5 20.5 17.5 16.4 15.9 16.4 12.2 8.2 5.3 4.4 4.1 12.3 14.2 13.5 15.4 16.8 7.6 7.3 7.3 7.6 7.3 9.1 9.8 10.9 13.3 13.8 5.9 9.5 11.2 12.6 13.1 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17

page 60 Financial Margin with the Market R$ billion (1) Includes units abroad ex-Latin America; (2) Excludes Brazil; (3) The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca's information, which is classified in financial margin with clients. 1 2, 3 0.2 0.1 0.1 0.3 0.3 0.2 0.2 0.3 0.2 2.1 1.2 1.6 1.2 1.5 1.8 1.7 1.3 1.1 2.3 1.3 1.7 1.5 1.7 2.0 1.9 1.6 1.4 1.7 1.7 1.7 1.7 1.6 1.7 1.8 1.8 1.7 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market

Provision for Loan Losses and Cost of Credit

Provision for Loan Losses by Segment

R$ million



3.8% 4.0% 4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6%
1Q14: 4,400 | 264 | 3,649
2Q14: 4,630 | 208 | 3,851
3Q14: 4,865 | 323 | 915 | 3,628
4Q14: 4,828 | 338 | 1,112 | 3,378
1Q15: 5,714 | 358 | 1,892 | 3,464
2Q15: 5,768 | 392 | 1,629 | 3,747
3Q15: 5,997 | 399 | 1,295 | 4,302
4Q15: 6,366 | 383 | 1,362 | 4,621
1Q16: 7,824 | 772 | 2,728 | 4,323
2Q16: 6,337 | 396 | 1,546 | 4,395
3Q16: 6,169 | 412 | 1,825 | 3,932
4Q16: 5,823 | 757 | 1,070 | 3,996
1Q17: 5,392 | 432 | 1,410 | 3,550
2Q17: 4,948 | 598 | 619 | 3,732
3Q17: 4,282 (1) | 514 | 532 (1) | 3,236
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters. (1) Had the sale not been carried out, provisions for loans losses would be R$4.4 billion in Consolidated and R$0.6 billion in Wholesale segment

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million



2Q15: 4,795 | 2.9%
3Q15: 5,075 | 3.1%
4Q15: 5,135 | 3.0%
1Q16: 7,211 | 4.4%
2Q16: 6,335 | 4.1%
3Q16: 5,582 | 3.7%
4Q16: 6,352 | 4.2%
1Q17: 5,281 | 3.6%
2Q17: 4,474 | 3.0%
3Q17: 3,990 | 2.7%
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Itaú Unibanco Holding S.A.

page 61

Allowance for Loan Losses by Risk– Consolidated

Allocation of Total Allowance(*) by Type of Risk - Consolidated


39.1
37.4
36.6
Potential³
Aggravated
Overdue
16.6
9.3
13.2
17.2
9.9
10.3
17.0
9.7
10.0
Sep/16
Jun/17
Sep/17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹ 5.8
Wholesale -Brazil¹ 9.0
Latin America² 2.2
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue / aggravated)
Retail - Brazil¹ 0.9 4.3 5.2
Wholesale -Brazil¹ 0.5 2.9 3.4
Latin America² 0.3 0.8 1.1
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil¹ 2.6 5.5 8.1
Wholesale -Brazil¹ 0.4 0.5 0.9
Latin America² 0.5 0.5 1.0

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

R$ billion

Regulatory Breakdown


36.6
Complementary Allowance
8.7
Provision for Financial Guarantees Provided
1.9
10.7
Generic Allowance
12.2
Specific Allowance
13.8
Sep/17

Itaú Unibanco Holding S.A.
page 62

Non Performing Loans Index



90-day NPL Ratio| Consolidated (%)
4.3 4.0 3.6 3.4 3.8 3.9 4.8 4.2 4.2 3.9 3.8*
3.5 3.3 3.0 2.9 3.0 3.2 3.9 3.4 3.4 3.2 3.2
0.7 0.7 0.9 1.1 1.2 1.1 1.2 1.2 1.3 1.2 1.4
Sep-13 Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
Total
Brazil¹
Latin America²



15 to 90-day NPL Ratio - Consolidated - %
3.2 3.2 2.7 2.6 3.2 2.8 3.2 2.6 3.3 2.9 3.0
3.0 3.0 2.6 2.5 3.0 2.6 2.9 2.5 3.2 2.8 2.8
1.3 1.2 1.4 1.7 1.5 1.5 2.1 2.3 2.7 2.7 2.7
Sep-13 Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
Total
Brazil¹
Latin America²



90-day NPL Ratio | Brazil ¹ (%)
6.4 6.1 5.2 4.9 5.4 5.8 5.7 5.6 5.3 5.2 5.1
5.8 5.3 4.4 4.2 4.2 4.7 6.3 5.8 5.6 5.1 4.9
0.6 0.5 0.8 0.9 1.5 1.1 2.8 1.3 1.6 1.2 1.0*
Sep-13 Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
Individuals
Corporate
Very Small, Small and Middle Market Companies



15 to 90-day NPL Ratio – Brazil ¹ - %
5.6 4.9 4.2 3.8 4.2 3.9 4.2 3.6 4.0 3.7 3.5
2.6 3.2 3.0 3.1 3.4 3.9 3.8 3.5 3.7 2.8 3.0
0.4 0.8 0.5 0.8 1.9 0.9 1.5 0.7 2.0 1.0 1.0
Sep-13 Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil.

* Had the sale of assets not been carried out, 90 day NPL Ratio of Brazil and Corporate would have been 3.9% and 1.1% in September 2017, respectively.

Itaú Unibanco Holding S.A.

page 63

page 64 7.7 7.3 6.8 6.1 5.6 4.9 4.9 5.8 5.9 5.6 5.1 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Sep-17 NPL Ratio Evolution – Individuals (Brazil) Mix jun-12 NPL Ratio (Over 90 days) -% 6.0 page 65 NPL Creation R$ billion 6.3 5.7 6.0 5.3 6.8 5.3 4.9 4.3 4.5 4.4 4.4 4.3 4.2 4.1 3.8 3.5 3.8 3.6 1.3 1.0 1.5 1.1 2.3 0.8 1.0 0.2 0.2 0.6 0.2 0.3 0.1 0.4 0.8 0.5 0.4 0.5 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil

page 66 0.4 0.4 0.6 0.2 0.8 0.3 0.4 0.1 0.4 0.4 0.8 0.8 0.4 0.5 0.6 0.4 0.5 0.5 62% 230% 262% 499% 105% 100% 86% 154% 97% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 1.3 1.4 2.7 1.3 1.0 1.5 1.5 1.1 1.8 2.3 1.1 0.8 1.4 1.0 0.6 0.2 0.5[1] 0.2 98% 136% 186% 146% 79% 141% 148% 263% 230% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4.3 4.3 4.6 4.5 4.3 4.3 4.4 4.2 3.9 4.1 4.0 3.8 3.5 3.5 3.7 3.8 3.2 3.6 100% 102% 102% 105% 97% 105% 102% 98% 89% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 6.0 6.3 6.4 5.7 7.8 6.0 6.3 5.3 6.2 6.8 5.8 5.3 5.4 4.9 4.9 4.4 4.3[1] 4.4 96% 112% 130% 119% 91% 110% 109% 112% 98% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil Total Wholesale Banking - Brazil Latin America ex–Brazil Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation R$ billion R$ billion R$ billion R$ billion (1) Had the sale of assets not been carried out, the provision for loan losses for the wholesale segment would have been R$630 million and the total provision for loan losses would have been R$4,396 million.

page 67 2,816 2,709 2,957 2,710 2,942 2,899 3,000 3,194 3,392 22,377 22,341 24,299 25,536 25,721 24,093 23,798 23,530 22,566 1,870 1,884 1,927 10,985 10,985 10,985 10,224 10,440 10,440 8,971 8,810 8,745 36,179 36,035 38,241 38,470 39,103 37,431 37,640 37,417 36,630 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Complementary Allowance - expected loss model Provision for Financial Guarantees Provided Allowance for Loan Losses Specific + Generic - Brazil¹ Allowance for Loan Losses - Latin America² 212% 206% 210% 215% 204% 222% 231% 243% 246% 216% 208% 209% 213% 202% 221% 231% 243% 247% 172% 164% 160% 159% 159% 162% 172% 165% 166% 164% 185% 215% 232% 228% 231% 231% 245% 241% 402% 462% 458% 494% 345% 562% 553% 715% 932%1 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Total Total - Brazil Retail - Brazil Latin America ex-Brazil Wholesale - Brazil Coverage Ratio R$ million Balance of Allowance for Loan Losses Total 90-day Coverage Ratio (1) Includes foreign units, excluding Latin America. (2) Excluding Brazil. (1) Had the sale of assets not been carried out, the coverage ratio of the Wholesale Banking - Brazil would have been 854%. 10,672 page 68 Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio (1) Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. 212% 206% 210% 215% 204% 222% 231% 243% 246% 100% 97% 102% 104% 104% 104% 104% 101% 100% Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Total Total (Expanded¹) Without CorpBanca With Itaú CorpBanca 228% 245% 241% 159% 166% 164% 345% 715% 932% Sep-16 Jun-17 Sep-17 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking – Brazil

page 69 Loan Portfolio Evolution by Risk Level Brazil 1 Total Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. (1) Includes units abroad ex-Latin America. 11.7% 11.4% 11.2% 9.5% 9.6% 9.4% 4.6% 4.0% 4.1% 4.3% 4.3% 4.3% 5.0% 5.3% 5.3% 9.6% 9.7% 9.8% 33.6% 35.6% 36.4% 30.9% 33.8% 34.3% 45.1% 43.7% 43.1% 45.7% 42.7% 42.2% 35,555 33,469 32,369 39,103 37,417 36,630 Sep-16 Jun-17 Sep-17 Sep-16 Jun-17 Sep-17 AA A B C D-H Total of Allowance for Loan Losses (R$ million) Loan Portfolio by Risk Level

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue[1]

(Data previous to June/16 do not include CorpBanca)



Brazil 2
R$ billion
21.8
22.7
22.3
22.7
23.8
22.9
23.1
24.6
24.5
21.9
0.1
1.9
5.7
5.8
3.1
5.3
23.0
0.2
2.1
6.0
6.6
2.6
5.4
22.7
0.4
2.0
6.3
6.2
2.3
5.6
24.1
1.4
1.9
6.8
6.1
2.2
5.6
25.3
1.5
1.9
7.2
6.4
2.1
6.2
24.3
1.5
1.9
7.6
5.6
1.4
6.4
24.7
1.6
1.8
7.3
5.6
1.3
7.0
26.4
1.8
2.0
8.2
6.2
1.4
6.9
26.4
1.9
1.9
7.8
5.9
1.3
7.6
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Days overdue: measured at the moment of renegotiation
Latin America 3
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Allowance for Loan Losses for Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)



R$ billion
32.3%
33.9%
37.5%
43.3%
44.2%
40.8%
40.1%
41.2%
40.2%
7.1
21.9
7.8
23.0
8.5
22.7
10.4
24.1
11.2
25.3
9.9
24.3
9.9
24.7
10.9
26.4
10.6
26.4
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio

(Data previous to June/16 do not include CorpBanca)



R$ billion
16.3%
18.2%
20.4%
20.7%
26.4%*
20.8%
19.7%
17.6%
17.2%
3.6
4.2
4.6
5.0
6.7 4
5.1
4.9
4.6
4.6
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

*Excluding specific economic group effect, Total Renegotiated Loans Portfolio 90-day NPL would have been 21.5% in September 2016.

(1) Measured at the moment of renegotiation; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil; (4) Excluding the effect of specific economic group, the balance of 90-day NPL – Total Renegotiated Loans Portfolio would have been R$5.1 billions.

Itaú Unibanco Holding S.A.

page 70

page 71 82,5% 68,9% 7,3% 9,4% 10,2% 21,8% Itaú Unibanco Brazilian Financial System excluding Itaú Unibanco Revolving Credit + Overdue Loans ¹ Installment with Interest Transactor² 30.5% 29.7% 30.6% 32.0% 15.8% 16.0% 15.1% 14.0% 17.6% 11.7% 8.7% 7.8% 15.5% 18.0% 20.5% 21.4% 20.5% 24.6% 25.1% 24.9% Sep-14 Sep-15 Sep-16 Sep-17 Payroll Loans Mortgage Loans Vehicles Personal Loans Credit Card 55.7% 55.1% 55.7% 54.5% 55.2% 54.8% Sep-16 Jun-17 Sep-17 Vehicles Mortgage Loans Credit Cards Portfolio in Sep-17 (1) Includes nonperforming loans 90 days and overdue loans 1-90 days. (2) Includes installment without interest. Composition of the Payroll Loans Portfolio Change in the Mix of the Individuals Portfolio in Brazil in Sep-17 Credit Quality | Individuals Loan-to-Value Vehicles and Mortgage |Vintages 10% 17% 73% Private Sector Public Sector INSS

page 72 8,827 9,480 8,882 9,376 9,380 9,576 9,441 9,498 9,845 31.8% 34.4% 33.5% 34.8% 34.2% 33.7% 35.2% 35.3% 37.0% 76.6% 79.6% 81.4% 82.1% 75.8% 80.3% 85.8% 82.2% 83.3% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Commissions and Fees and Result from Insurance Operations² Commissions and Fees and Result from Insurance Operations² / Operating Revenues³ Commissions and Fees and Result from Insurance Operations² / Non-interest Expenses Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds (1) Includes fund management fees and consortia management fees. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. (3) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. In R$ millions 3Q17 2Q17 9M17 9M16 Credit Cards 3,103 3,018 2.8% 9,069 9 ,025 0.5% Current Account Services 1,699 1,679 1.2% 5,028 4 ,730 6.3% Asset Management¹ 9 40 824 14.2% 2,617 2 ,200 19.0% Credit Operations and Guarantees Provided 8 29 825 0.4% 2,492 2 ,369 5.2% Collection Services 432 419 3.3% 1,269 1 ,183 7.2% Advisory Services and Brokerage 4 10 321 27.8% 9 98 685 45.6% Other 3 06 3 20 -4.3% 886 866 2.3% Latin America (ex-Brazil) 6 38 631 1.1% 1,881 1 ,913 -1.7% Commissions and Feed 8,358 8,037 4.0% 2 4,240 2 2,971 5.5% Result from Insurance Operations¹ 1,487 1,461 1.8% 4,545 4 ,667 -2.6% Total 9,845 9,498 3.7% 2 8,785 2 7,638 4.1% Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds page 73 61,866 67,110 59,982 61,328 62,370 68,259 60,938 61,937 63,558 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 32,055 37,358 32,916 32,070 32,851 37,548 32,867 32,014 32,234 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 1,383 1,513 1,426 1,447 1,501 1,535 1,433 1,401 1,399 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Merchant Acquiring - REDE Credit Card Transaction Volume Debit Card Transaction Volume Numbers Service Revenues from Acquiring R$ million R$ million Sep-17 R$ million POS number 1.2 million -21.7% Transactions 0.96 billion -3.9% Purchase volume R$ 95.8 billion 0.6% % growth 3Q17 x 3Q16

Insurance Operations | Pro Forma Income Statement

In R$ millions	3Q17 Total	3Q17 Core Activities	3Q17 Other Activities	Core Activities 2Q17	Δ	Core Activities 3Q16	Δ
Earned Premiums	1,001	902	99	931	-3.2%	1,002	-9.9%
Revenues from Pension Plan and Premium Bonds	242	242	-	230	5.3%	254	-4.9%
Retained Claims	(320)	(266)	(54)	(200)	32.8%	(304)	-12.8%
Selling Expenses	(47)	(6)	(41)	(10)	-42.9%	(17)	-67.2%
Result from Insurance, Pension Plan and Premium Bonds	**876**	**872**	**4**	**951**	**-8.3%**	**934**	**-6.6%**
Managerial Financial Margin	142	111	31	54	104.5%	172	-35.2%
Commissions and Fees	518	522	(4)	487	7.1%	473	10.2%
Earnings of Affiliates	75	50	25	85	-41.9%	58	-14.6%
Non-interest Expenses	(471)	(448)	(23)	(428)	4.7%	(462)	-2.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(74)	(72)	(2)	(74)	-2.6%	(72)	-0.7%
Income before Tax and Minority Interests	**1,065**	**1,035**	**30**	**1,076**	**-3.8%**	**1,103**	**-6.2%**
Income Tax/Social Contribution and Minority Interests	(424)	(435)	12	(469)	-7.2%	(456)	-4.6%
Recurring Net Income	**641**	**599**	**42**	**606**	**-1.2%**	**647**	**-7.4%**

Net Income and Insurance Ratio[1]


R$ millions
3Q15: 11.9%; 732; 73; 198; 423; 38
4Q15: 11.7%; 667; 68; 190; 339; 70
1Q16: 15.1%; 778; 70; 225; 418; 64
2Q16: 13.1%; 728; 72; 211; 391; 53
3Q16: 12.2%; 683; 69; 218; 360; 36
4Q16: 11.1%; 643; 73; 205; 314; 51
1Q17: 12.6%; 777; 73; 217; 417; 70
2Q17: 9.7%; 601; 63; 161; 382; (6)
3Q17: 10.3%; 641; 62; 209; 328; 42
Other Activities
Insurance - Core Activities
Pension Plan
Premiums Bonds
Insurance Ratio 1

Note: Our core activities consist of mass-market products related to Life, Property, Credit Life, Pension and Premium Bonds. Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other. [1] Insurance Ratio = Recurring net income from Insurance, Pension Plan and Premium Bonds operations / Itaú Unibanco's recurring net income.

Itaú Unibanco Holding S.A.

page 74

Insurance Operations | Insurance Core Activities

Net Income and Underwriting Margin


R$ million
67.6% 67.0% 69.4% 71.3% 69.5% 69.8% 72.2% 79.1% 71.4%
738 697 721 706 696 699 706 737 644
423 339 418 391 360 314 417 382 328
3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Net Income
Underwriting Margin
Underwriting Margin / Earned Premiums

Combined Ratio (%)


51.8 51.3 48.1 49.0 52.9 53.7 45.8 43.1 51.5
58.5 58.0 55.3 56.4 59.8 59.2 51.8 47.7 57.9
3.5 4.5 2.4 2.1 1.7 1.7 1.8 1.0 0.6
26.0 25.0 24.7 27.7 29.3 29.0 24.0 26.8 29.3
28.9 28.5 28.2 26.6 28.9 28.5 26.0 19.9 28.1
3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Selling Expenses/Earned Premiums
Administrative Expenses and Other/Earned Premiums
Insurance Claims/Earned Premiums
Extended Combined Ratio

Earned Premiums Breakdown


R$ million
1,093 1,040 1,039 991 1,002 1,002 978 931 902
13.4% 14.4% 15.9% 15.3% 15.4% 15.2% 16.1% 17.3% 18.2%
1.8% 1.8% 1.8% 1.8% 1.8% 1.8% 1.7% 1.8% 1.8%
14.2% 14.8% 14.4% 14.5% 13.4% 13.0% 12.4% 12.9% 13.4%
17.1% 17.0% 16.0% 15.5% 15.4% 15.2% 15.1% 15.4% 15.3%
53.5% 52.0% 51.8% 52.9% 54.0% 54.9% 54.6% 52.6% 51.3%
3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Life and Personal Accidents
Credit Life
Protected Card
Property risk
Other

Retained Claims Breakdown


R$ million
316 296 293 264 289 285 254 185 253
14.9% 18.8% 25.7% 23.0% 19.7% 21.8% 23.4% 28.1% 20.7%
1.7% 3.4% 2.5% 2.6% 2.5% 4.4% 1.6% 3.1% 2.0%
11.3% 10.9% 10.8% 11.0% 12.3% 9.3% 9.7% 12.0% 12.1%
1.0% 1.4% 1.8% 1.9% 2.1% 0.7% 1.9% 4.2% 7.8%
71.0% 65.5% 59.3% 61.5% 63.5% 63.8% 63.4% 52.6% 57.4%
3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Other

Itaú Unibanco Holding S.A.

page 75

page 76 Pension Plan Segment Recurring Income 1 Plan your retirement 2 Pay your future health expenses 3 Invest in your kids’ education 7 Succession planning 4 Plan your taxes expenses 5 Improve your investment return Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? 7 Reasons to Invest Focus on Client Experience 6 Flexibility to change pension plan R$ million R$ billion 117.9 124.1 130.1 136.7 142.7 149.4 157.4 163.0 170.7 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Technical Provisions Years of salary accumulated Age 1 35 3 45 6 55 9 65 198.0 189.6 225.5 211.5 217.9 205.1 217.3 161.4 209.4 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17

Non-interest Expenses

In R$ millions	3Q17	2Q17	Δ	9M17	9M16	Δ
Personnel Expenses	(5,020)	(4,989)	0.6%	(14,790)	(14,834)	-0.3%
Administrative Expenses	(3,961)	(3,969)	-0.2%	(11,716)	(11,554)	1.4%
Operating Expenses	(1,382)	(1,257)	9.9%	(3,703)	(3,837)	-3.5%
Other Tax Expenses (1)	(94)	(88)	7.6%	(259)	(284)	-8.9%
Latin America (ex-Brazil) (2)	(1,361)	(1,249)	9.0%	(3,902)	(4,188)	-6.8%
Total	**(11,818)**	**(11,551)**	**2.3%**	**(34,370)**	**(34,698)**	**-0.9%**
(-) Extraordinary Events	-	-	0.0%	-	(962)	0.0%
Total (Ex-Extraordinary Events)	**(11,818)**	**(11,551)**	**2.3%**	**(34,370)**	**(33,736)**	**1.9%**

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation; 3 Related to the methodology enhancement for calculating labor claims in the amount of R$687 million and to the lump-sum bonus to employees related to the collective bargaining agreement, in the amount of R$275 million.

Branches and Client Service Branches [4,5]



5,307
5,279
5,215
5,154
5,119
5,103
5,005
4,955
4,919
74
94
108
115
130
135
144
154
156
3,871
3,821
3,755
3,707
3,664
3,653
3,553
3,523
3,523
822
824
813
794
780
766
757
736
718
540
540
539
538
545
549
551
542
522
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees



Amout
99,033
97,865
97,043
96,460
95,984
94,779
94,955
95,065
96,326
13,785
13,672
13,469
13,531
13,552
13,260
13,116
13,204
13,282
758
712
703
716
695
648
620
609
643
84,490
83,481
82,871
82,213
81,737
80,871
81,219
81,252
82,401
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Brazil
Abroad (ex-Latin America)
Latin America

(4) Includes IBBA representative offices abroad. (5) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Uruguay, Panama and Paraguay.
Note: For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.

page 77

page 78 Efficiency Ratio and Risk-Adjusted Efficiency Ratio Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds - Tax Expenses for ISS, PIS, Cofins and Other Taxes) Risk-Adjusted Efficiency Ratio = 44.2 44.0 44.1 44.6 45.6 45.3 45.3 45.5 45.3 62.8 63.7 65.9 67.7 69.3 70.1 68.2 66.6 65.0 44.0 45.8 43.6 44.9 48.0 44.8 43.6 45.7 47.3 63.4 65.5 72.4 69.8 69.6 68.6 64.5 63.4 63.3 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%)

Balance Sheet – Assets and Liabilities

R$ million

Assets	3Q17	2Q17	Δ	3Q16	Δ
Current and Long-term Assets	**1,439,523**	**1,422,005**	**1.2%**	**1,373,139**	**4.8%**
Cash and Cash Equivalents	19,089	22,700	-15.9%	20,176	-5.4%
Short-term Interbank Investments	287,701	288,333	-0.2%	278,663	3.2%
Securities and Derivative Financial Instruments	412,806	389,593	6.0%	357,549	15.5%
Interbank and Interbranch Accounts	126,804	92,937	36.4%	81,566	55.5%
Loan, Lease and Other Loan Operations	467,831	479,875	-2.5%	495,327	-5.6%
(Allowance for Loan Losses)	(34,702)	(35,533)	-2.3%	(38,069)	-8.8%
Other Assets	159,993	184,101	-13.1%	177,926	-10.1%
Permanent Assets	**26,477**	**26,330**	**0.6%**	**26,994**	**-1.9%**
Total Assets	**1,466,000**	**1,448,335**	**1.2%**	**1,400,133**	**4.7%**

Liabilities	3Q17	2Q17	Δ	3Q16	Δ
Current and Long-Term Liabilities	**1,328,779**	**1,315,971**	**1.0%**	**1,270,421**	**4.6%**
Deposits	359,904	352,327	2.2%	308,599	16.6%
Deposits Received under Securities Repurchase Agreements	336,951	339,123	-0.6%	360,337	-6.5%
Fund from Acceptances and Issue of Securities	106,638	108,076	-1.3%	90,963	17.2%
Interbank and Interbranch Accounts	37,638	11,257	234.4%	11,068	240.1%
Borrowings and Onlendings	66,318	69,530	-4.6%	80,280	-17.4%
Derivative Financial Instruments	21,562	20,727	4.0%	25,672	-16.0%
Technical Provisions for Insurance, Pension Plans and Capitalization	177,522	169,747	4.6%	150,134	18.2%
Other Liabilities	222,244	245,183	-9.4%	243,368	-8.7%
Deferred Income	**2,082**	**2,181**	**-4.6%**	**1,724**	**20.7%**
Minority Interest in Subsidiaries	**11,508**	**11,804**	**-2.5%**	**13,273**	**-13.3%**
Stockholders' Equity	**123,631**	**118,379**	**4.4%**	**114,715**	**7.8%**
Total Liabilities and Equity	**1,466,000**	**1,448,335**	**1.2%**	**1,400,133**	**4.7%**

Itaú Unibanco Holding S.A.

page 79

page 80 Total Assets | Evolution and Breakdown R$ billion (1) Net of Allowance for Loan Losses; (2) Gross Loans, including financial guarantees provided. Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts Securities and Derivatives Financial Instruments Loans 1 Other Permanent Assets Securities and Derivatives Breakdown Loans Breakdown 2 29.0% 10.9% 25.1% 10.6% 8.8% 8.3% 4.8% 2.6% Corporate Latin America SME's Credit Cards Mortgage (includes individuals and companies) Payroll Loans to Individuals Personal Loans Vehicles 39.6% 35.0% 14.7% 4.8% 6.0% Pension Plans Fund Quotas Domestic Government Bonds Corporate Securities Derivatives International Government Bonds 26.5 160.0 412.8 433.1 433.6 1,475.2 1,427.1 1,466.0 2015 2016 3Q17 29.5% 29.6% 28.2% 10.9% 1.8%

page 81 Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities 1 Subordinated Debt Deposits, Debentures and Funds from Bills and Structured Operations Certificates Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments Stockholder´s Equity Technical Provisions for Insurance, Pension Plans and Capitalization Others 2 Total Liabilities | Evolution and Breakdown (1) Does not include debentures, Funds from Bills and Structured Operations Certificates; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities. 48.4 123.6 125.5 177.5 187.4 302.2 501.3 1,475.2 1,427.1 1,466.0 2015 2016 3Q17 34.2% 20.6% 8.6% 12.8% 8.4% 12.1% 3.3% R$ billion

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	3Q17	2Q17	Δ
Demand Deposits	58,609	63,989	-8.4%
Savings Deposits	112,249	109,517	2.5%
Time Deposits	186,912	176,133	6.1%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	73,573	89,814	-18.1%
Funds from Bills [1] and Structured Operations Certificates	67,827	66,387	2.2%
(1) Funding from Account Holders* and Institutional Clients	**499,170**	**505,840**	**-1.3%**
Onlending	25,575	27,193	-5.9%
(2) Funding from Clients	**524,746**	**533,033**	**-1.6%**
Assets Under Administration	938,494	900,543	4.2%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	177,522	169,747	4.6%
(3) Total – Clients	**1,640,762**	**1,603,324**	**2.3%**
Interbank deposits	2,131	2,686	-20.7%
Funds from Acceptance and Issuance of Securities	38,812	41,689	-6.9%
Total Funds from Clients + Interbank Deposits	**1,681,704**	**1,647,699**	**2.1%**

In R$ millions, end of period	3Q17	2Q17	Δ
Funding from Clients	524,746	533,033	-1.6%
Funds from Acceptance and Issuance of securities Abroad	38,812	41,689	-6.9%
Borrowings	40,743	42,337	-3.8%
Other [2]	28,845	32,543	-11.4%
Total (A)	**633,145**	**649,603**	**-2.5%**
(-) Reserve Required by Brazilian Central Bank	(98,792)	(92,465)	6.8%
(-) Cash (currency) [3]	(19,089)	(22,700)	-15.9%
Total (B)	**515,264**	**534,438**	**-3.6%**
Loan Portfolio (C) [4]	**467,831**	**479,875**	**-2.5%**
C/A	**73.9%**	**73.9%**	**0.0 bps**
C/B	**90.8%**	**89.8%**	**100 bps**

(*) Funds from Institutional Clients in Brazil totaled R$27,550 million, corresponding to 5.4% of total funds raised from Account Holders and Institutional Clients.
(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (4) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.
page 82

Funding

Funding from Clients [1]



In R$ billions
Without CorpBanca
With CorpBanca
1,346
1,390
1,396
1,479
1,543
1,556
1,595
1,648
1,682
810
831
872
909
966
971
1,028
1,070
1,116
169
282
172
308
166
292
163
336
165
342
169
348
168
329
174
332
171
328
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Demand and savings Deposits
Time Deposits + Debentures + Funds From Bills
Assets Under Administration + Technical Provisions for Insurance, Pension Plan and Premium Bonds
Total Funds from Clients + Interbank Deposits

(1) Includes institutional clients in the proportion of each type of product invested by them.

Ratio between Loan Portfolio and Funding [2]



90.3%
85.5%
86.5%
89.0%
88.8%
88.9%
90.0%
89.8%
90.8%
78.3%
74.4%
74.4%
76.2%
75.4%
74.3%
74.6%
73.9%
73.9%
716
746
703
654
657
661
641
650
633
95
96
98
94
99
109
109
115
118
561
555
523
498
495
491
478
480
468
621
649
605
560
558
553
531
534
515
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Funding from Clients (R$ billion)
Reserve Requirements and Cash
Loan Portfolio (R$ billion) (3)
Loan Portfolio / Funding (4)
Loan Portfolio / Gross Funding (3)

% Funding (Maturity Breakdown)



181-365
31-180
8.3%
10.9%
33.9%
Over 365
0-30
46.9%

(2) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (3) The loan portfolio balance does not include financial guarantees provided. (4) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents.

Itaú Unibanco Holding S.A.
page 83

page 84 Capital Ratios (BIS) | Prudential Conglomerate 1 (1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. In R$ millions, end of period 3Q17 2Q17 Consolidated stockholders’ equity (BACEN) 1 36,894 1 32,275 Deductions from Core Capital (16,634) (18,459) Core Capital 120,260 113,816 Additional Capital 5 2 49 Tier I 120,311 113,866 Tier II 1 9,791 19,788 Referential Equity (Tier I and Tier II) 140,102 133,654 Required Referential Equity 6 6,566 67,015 ACPRequired 1 0,795 10,867 Total Risk-weighted Exposure (RWA) 719,634 724,483 Credit Risk-weighted Assets (RWACPAD) 6 37,758 642,616 Operational Risk-weighted Assets (RWAOPAD) 63,013 54,417 Market Risk-weighted Assets (RWAMINT) 18,864 27,450 Tier I (Core Capital + Additional Capital) 16.7% 15.7% Tier II 2.8% 2.7% BIS (Referential Equity / Total Risk-weighted Exposure) 19.5% 18.4%

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio



15.7%
0.8%
-0.2%
0.1%
0.2%
0.1%
16.7%
Common Equity Tier I Jun-17
3Q17 Net Income
Dividends and Interest on Own Capital
Other changes in stockholder's equity
Tax Credits
Risk-Weighted Assets
Common Equity Tier 1 Sep-17

Full application of Basel III rules | September 30, 2017



16.7%
-0.6%
16.1%
-0.3%
15.8%
-1.2%
14.6%
-1.1%
13.5%
Common Equity Tier I (CET I) Sep-17
Deductions schedule anticipation [1]
CET I with full deductions
Risk-weighted assets rules anticipation [2]
CET I with fully loaded Basel III rules
Impact of Citibank consolidation and the investment in XP [3]
CET I with fully loaded Basel III rules after impact of Citibank consolidation and the investment in XP [4]
Additional dividends and interest on own capital reserved in stockholder's equity
CET I with fully loaded Basel III rules after additional Dividends and Interest on own capital reserved in stockholder's equity

(1) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in financial Institutions, Insurance and similar companies; (2) Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019; (3) The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals; (4) If we considered the use of tax credits, CET I with fully loaded Basel III rules would be 15.4% (Does not consider any reversal of complementary allowance for loan losses).

Itaú Unibanco Holding S.A.

page 85

page 86 Capital Requirement under the Basel Committee, BACEN and ITUB Target 4.0% 4.0% 8.0% 5.5% 5.5% 11.0% If total capital falls below 11.5%, restrictions will start to be applied to the distribution of dividends and bonus 2.0% 8.0% 11.5% 1.5% N1= 9.5% Minimum Capital Required 15.0% 12.0% 1.5% 1.5% N1= 13.5% 2004 (Basel) 2004 (BACEN) 2019 2017 Deductions 0% 0% 100% 100% ITUB Target Perpetual Bonds (AT1) Stockholders`equity (CET1) Subordinated debt (NII) N1= CET1 + AT1 Basel II Basel III Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5%

page 87 Capital Management (1) Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank’s Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions; (2) Risk-Weighted Assets; (3) Return on Equity. Total Payout1 simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios: ▪ Maintain the practice of paying dividends and interest on own capital at 35% of net income, however we excluded the maximum limit previously determined at 45%. ▪ Set forth, through the Board of Directors, the total amount to be distributed each year considering: • the company’s capitalization level, according to rules issued by the Brazilian Central Bank; • the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors (currently at 14.6%*). We highlight that this ratiomust be composed of at least 12% of Core Capital; • the profitability in the year; • the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; • changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws. In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: * Taking into consideration the full application of Basel III rules, in addition to the impacts from the acquisition of Citibank’s Brazilian retail operations and the minority interest of 49.9% in XP Investimentos. Dividends and Interest on Own Capital net of Taxes In the first nine months of 2017, we paid or provisioned R$3.9 billion and reserved R$7.5 billion in stockholder’s equity in dividends and interest on capital net of taxes, totaling R$11.4 billion. ROE3 15.00% 17.50% 20.00% 22.50% 25.00% RWA2 Growth 5.00% 65 – 70% 70 – 75% 75 – 80% 80 – 85% 85 - 90% 10.00% 40 – 45% 45 – 50% 50 – 55% 55 – 60% 60 – 65% 15.00% 25% 25 – 35% 35 – 40% 40 – 45% 45 – 50%

page 88 Basel III – Brazilian Phase-in Requirements1 (1) Source: Brazilian Central Bank; (2) On Oct. 29, 2015, the Brazilian Central Bank released the additional capital requirements through Resolution No. 4,443 and Circulars No. 3,768 and No. 3,769; (3) According to Circular Bacen nº 3,769 and Bacen Policy statement 30,848/17 the current ACP countercyclical requirement is zero; (4) Percentages valid for banks with Total exposure/GDP equal to or greater than 10% and less than 50% as established in Circular Bacen 3,768; (5) The range considers the activation or not of the ACP countercyclical by the Brazilian Central Bank. 2013 2014 2015 2016 2017 5 2018 5 2019 5 Common Equity Capital Ratio (Minimum + Additional) 4.50% 4.50% 4.50% 5.13% 6.00% to 7.25% 6.88% to 8.75% 8.00% to 10.50% Tier I Capital Ratio (Minimum + Additional) 5.50% 5.50% 6.00% 6.63% 7.50% to 8.75% 8.38% to 10.25% 9.50% to 12.00% Total Capital Ratio (Minimum + Additional) 11.00% 11.00% 11.00% 10.50% 10.75% to 12.00% 11.00% to 12.88% 11.50% to 14.00% Capital Deductions 0.00% 20.00% 40.00% 60.00% 80.00% 100.00% 100.00% 2015 2016 2017 2018 2019 Common Equity Capital Ratio 4.50% 4.50% 4.50% 4.50% 4.50% Tier I 6.00% 6.00% 6.00% 6.00% 6.00% Total Capital 11.00% 9.88% 9.25% 8.63% 8.00% Additional Common Equity Tier I (ACP) ² 0.00% 0.63% 1.50% 2.38% 3.50% Conservation 0.00% 0.63% 1.25% 1.88% 2.50% Countercyclical ³ 0.00% 0.00% 0.00% 0.00% 0.00% Domestic systemic importance 0.00% 0.00% 0.25% 0.50% 1.00% Common Equity Tier I + ACP 4 4.50% 5.13% 6.00% 6.88% 8.00% Total Capital + ACP 11.00% 10.50% 10.75% 11.00% 11.50% Prudential adjustments deductions 40.00% 60.00% 80.00% 100.00% 100.00%

Ratings

FitchRatings

		International				National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb+	3	BB+	B	BB+	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB	B	BB	B	brAA-	brA-1

Itaú Unibanco Holding S.A.

page 89

page 90 2017 Forecast We kept unchanged the ranges of our 2017 forecast. (1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line in 2016; (5) Composed of Result from Loan Losses, Impairment and Discounts Granted; (6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Consolidated 1 Total Credit Portfolio 3 From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients 4 (ex-Impairment and Discounts Granted) From -4.2% to -0.8% From -5.2% to -1.8% Cost of Credit 5 Between R$15.5 bn and R$18.0 bn Between R$13.5 bn and R$16.0 bn Commissions and Fees and Result from Insurance Operations 6 From 0.5% to 4.5% From 0.0% to 4.0% Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% Brazil 1, 2

5 Information Technology

Digital Transformation

Traditional Itaú

3,828 = 1.2 MM m²
Branches and PABs

283
Maracanãs

46,000
ATMs

217
Empire States

2MM people visit our branches every day

the entire Brazilian population 2x per year in one of our braches

Digital Itaú

7MM mobile
monthly accesses

Bigger than **Denmark** population

100K
simultaneous access

The whole **Rock In Rio** accessing our app at the same time

We have
17 petabytes
of information

9 entire Netflix catalogues

Increasing and sustainable results

Efficiency
More value delivery
Synchronized planning

+

Increase in productivity

+9%

Time to Market
Reduced cycles of deliverables
Lean e Agile Methods

–

Reduction of average time on project deliverables

-30%

Quality
Faster tests and homologation, lean and automated

–

Reduction in unavailability

-39%

–

Reduction in number of incidents

-58%

Note: As of Aug-17.

Itaú Unibanco Holding S.A.

page 92

Itaú

page 93 Total clients (2.7) (2.5) (1.2) (1.0) (3.3) (4.4) 3.7 5.2 7.7 4.3 (613) (190) (37) (468) (437) (135) 227 803 573 907 6,4 MM 8,8 MM 840 thousands 1,042 thousands Internet Mobile Mobile users Mobile users +108% +152% 2014 2017 (YTD) 2014 2017 (YTD) +38% +24% Digital Transformation | Evolution of digital clients Individuals Companies Note: As of Sep-17.

Digital Transformation | Evolution of Digital Branches #individuals Personnalité Clients Uniclass Clients (in thousands) (in million) 338 432 506 0.8 1.3 1.7 2015 2016 2017 2015 2016 2017 Personnalité Branches Uniclass Branches (in thousands) (in million) 51 63 77 43 72 79 Extended Hours: 7:00am-12:0am 8:00am-10:00pm Available Media: Telephone, SMS, Internet message and E-mail Dedicated Team: Interaction Routing Client always served #companies 100% managers with: smartphone tablet conference call Over 300 thousand companies served page 94

Evolution of Customers in Remote Channels

theclientchanges


Clients (million)
Digital Clients
6.7
7.8
8.7
9.7
11.5
12.2
13.8
3Q11
3Q12
3Q13
3Q14
3Q15
3Q16
3Q17
3Q17 vs. 3Q16
13%
Internet + Mobile
6.7
7.8
8.6
9.4
10.8
11.7
13.1
3Q11
3Q12
3Q13
3Q14
3Q15
3Q16
3Q17
3Q17 vs. 3Q16
12%
Apps
0.5
1.2
2.6
4.6
6.4
8.1
10.2
3Q11
3Q12
3Q13
3Q14
3Q15
3Q16
3Q17
3Q17 vs. 3Q16
26%

Itaú Unibanco Holding S.A.

page 95

page 96 New Data Center • 815,000 m2 area – bigger than 120 soccer fields • The biggest green data center of Latin America with LEED certification • The biggest data center under construction in Brazil • 43% of reduction on energy consumption New IT Architecture supporting the dual active model, maximizing the availability Energy Efficiency Lowering operating costs of the Data Center 90% Servers virtualization TIER III classification with on-stop facility Built Area Energy Capacity Processing Storage Online Transactions Scalability Availability 59,815 m2 2 times greater than the current Capacity 16 times greater than the current 25 times greater for data storage Capacity for 24,000 transactions per second Plans for expansion by 2050 (phases: 2 and 3) Infra for Processing and Telecom 100% redundant 2015 – 2020 (1st phase)

6 Itaú Unibanco in Capital Markets

page 98 Non-voting Shares (ITUB4) Appreciation 420 300 199 245 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to September 30, 2017 Annual Average Appreciation (1) With dividends reinvestment (2) Without dividends reinvestment (3) Ibovespa Index (4) CDI Oct-08 Sep-17 Itaú (1) Itaú (2) Ibovespa (3) CDI (4) Since Itaú and Unibanco merger 17.5% 13.1% 8.0% 10.6% 5 years 20.6% 15.7% 4.7% 11.0% 12 months 39.5% 34.2% 27.3% 11.4%

7 Sustainability

page 100 Corporate Sustainability Governance Frequency: semiannual Frequency: semiannual Board of Directors officers level board level Strategy Committee Corporate Sustainability Committee Strategic Foundations and Institutes Committee operational level Operational Foundations and Institutes Committee Sector Integrity and Ethics Committees 6 Sector Committees (1) Wholesale Office; (2) Retail Office; (3) Technology and Operations Office; (4) AJIP; (5) ACGRF; (6) Internal Office Frequency: bimonthly 6 operational committees (1) Reporting; (2) Internal Management; (3) Financial Education; (4) Insurance; (5) Investments; (6) Diversity + Marketing Governance committees 7 foundations and institutes (1) Fundação Itaú Social; (2) Instituto, (3) Itaú Viver Mais, (4) Itaú Cultural, (5) Itaú Clube, (6) Cubo, (7) Espaço Itaú de Cinema Frequency: bimonthly Integrity and Ethics Committee executive level Operational Committees Ethics and Sustainability Committee Integration of challenges and trends into the business Definition and monitoring of the sustainability strategy Frequency: annual Resolution and prioritization of projects Project management by specific topic

Sustainable Performance Society Shareholders Generating shared value Clients Customer satisfaction Employees Pride of belonging Our Vision Is to be the leading bank in sustainable performance and customer satisfaction Sustainable Performance means creating shared values for employees, clients, shareholders and society, so as to ensure the longevity of our business page 102 Be the leading bank in sustainable performance and customer satisfaction Understand people´s needs to offer knowledge and appropriate financial solutions, contributing for individuals and companies to have a healthy relationship with money Financial Education Search business opportunities and manage environmental risk, considering market trends, regulations, customer demands and society Social-environmental Risks and Opportunities Build long-term relations based on trust to improve our business and generate shared value Dialog and Transparency The sustainability strategy was defined from workshops, interviews and panels with internal and external stakeholders Sustainability Strategy Financial Education Social-environmental Risks And opportunities Dialog and Transparency Be the leading bank in sustainable performance and customer satisfaction

page 103 Dialogue and Transparency | Engagement Women’s Empowerment Climate Change Ethics and Integrity Reporting and Transparency Sustainable Development Responsible Bank Organizations and commitments that are sources of knowledge and trends

page 104 Transparency with the Market | Reporting ▪ In 2015, we made progress in the presentation of our business model, which now includes risk factors, strategies for the Form 20-F SEC Sustainability Report + GRI MTN Program Medium-Term Note Consolidated Annual Report Leaders in Transparency in the 2015 edition of the Climate Change questionnaire. Only Latin American bank to be part of the index since its creation (1999). Part of the index since its creation in 2005. Part of the index since 2015. Integrated Report Winner in the CSR Report category of the 2015 Latin American Excellence Awards. Winner in the Connect Banking category of the Beyond Banking Award (IDB) of 2014. ▪ First Brazilian financial institution to publish it voluntarily. Recognitions allocation of funds, results and main challenges.

Employees | Profile

87,711 Employees[1]

60%

40%

49.6% of **management positions** are held by **women**

20.6% of employees are **blacks**

3.1% are **apprentices**

4.5% of employees are **disabled persons**

(1) Employees who were active in December 2016, in Brazil and abroad from companies managed by the human resources department

Organizational Climate

Confidential annual surveys that measure the employees' satisfaction with the workplace and people management practices.

Overall Satisfaction Rate	2014	2015	2016
	80%	82%	85%

This climate survey is based on an international methodology survey developed by *Great Place to Work*. The results are evaluated by the areas' employees and managers, who are encouraged to develop action plans to address the reported complaints.

Diversity boosts our innovation capacity and reputational capital

Key guidelines of our positioning on diversity:

- Implementation of policies and awareness-raising projects.
- Fair competitiveness in the face of differences.
- Heterogeneity in the organization.

Women's Health Program

Benefits to pregnants and women returning to work after maternity leave.

- course on nutrition and first aid
- nurse visit after delivery
- additional maternity leave of 60 days and reduced workload in the first month for readaptation purposes
- space for expressing breast milk in the workplace

Results of the Program

98% of the employees who returned from maternity leave between 2015 and 2016 remained in their jobs for at least 12 months.

Itaú Unibanco Holding S.A.

page 105

Employees | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 3,982 people recruited in 2016. Retention rate: 53%.*

Trainees: 123 trainees recruited in 2016. Retention rate: 97%* of the 2015 group

Turnover

General Turnover		
2014	2015	2016
10.9%	10.6%	10.4%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



109
128
131
2014
2015
2016

Career management

Internal recruiting program that allows career changing. In 2016, 1,957 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2016, it amounted to approximately R$ 14 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

*calculation based Those hired in 2014 with internship contract expiring in 2016. Those hired in 2015 with expected course conclusion in 2016. Those hired in 2016 with expected course/ internship conclusion in 2016

Itaú Unibanco Holding S.A.

page 106

page 107 Financial Education | Initiatives Digital platform content 21 million views since 2014. Merchandising 55 million people impacted “Mito ou Verdade Itaú” (Myth or Truth – Itaú) showed in “Caldeirão do Huck” TV program. Financial guidance campaigns 42 million views in the networks of the Vida Real (Real Life) web series in 2016. Volunteering Program Since 2014, 1,000 working volunteers and 6,000 people impacted. Our goal for 2018 is to involve 3,000 volunteers. Financial Education Program for employees in 2015 and 2016 35,000 employees trained online. 16,000 outsourced employees trained online. 1,700 participants in in-person courses. 2,500 employees served by the financial advisory program. Financial Education Program for client companies in 2016. 504 talks given. 23,000 clients impacted. Preventive Work Financial guidance with clients prone to delinquency by means of the offer of credit that is more appropriate to their needs. Training programs Expansion of financial guidance in all training programs of the commercial area. Financial Education Program for People in Debt In 2016, we developed financial education courses to people in debt on a partner digital platform. Enable a real achievement Empower the best choices Promote the theme in Society page 108 Social and Environmental Risks Signatory since 2008 Signatory since 2004 The data center was certified in 2014 Signatory since 2012 The center in Tatuapé is certified since 2011 Sustainability Policy and Social and Environmental Responsibility Business Our Operations Investments Credit Insurance Central Management Data Center Social and environmental analysis can minimize risks, identify opportunities and encourage best practices among our clients: Quarterly meetings with the responsibility of proposing institutional regulations and internal procedures on exposure to social and environmental risk. • The analysis methodologies follow the relevance and proportionality principles. Weekly meetings to assess changes in existing products and new products and services. The sustainability team assesses and suggests adjustments to ensure that they are in line with financial education, transparency and social and environmental aspects. • Training of teams in social and environmental issues. Retail and Wholesale Products Committee Social and Environmental Risk Committee